

May 19, 2016

Jules P. Kaufman, Esq.
General Counsel
Coty Inc.
350 Fifth Avenue
New York, New York 10118

> **Re: Coty Inc**
> **Registration Statement on Form S-4**
> **Filed April 22, 2016**
> **File No. 333-210856**

Dear Mr. Kaufman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that our comments on the Form S-4 filed by Coty, Inc. also pertain to the Form S-4 filed by Galleria Co. Please address our comments in both filings, as applicable.

2. Please provide us with copies of all materials prepared by each of the company's financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

3. We note that you have yet to file all exhibits. Please file these as soon as practicable and note that we will need time to review the legal and tax opinions once filed.

4. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X. Please also update the pro forma financial information accordingly.

5. Please provide us Coty's significance calculations related to its recent acquisition of the Brazilian Beauty Business.

Coverpage

6. Please disclose the aggregate purchase price on the cover page of the prospectus.

Questions and Answers about the Exchange Offer and the Transactions, page 6

7. Please add a Q&A that discloses the termination fee associated with the Transactions. In addition, please consider adding a similar risk factor.

8. Please consider adding a separate Q&A section to briefly address the material differences between the rights of shareholders of a Delaware company and the rights of shareholders of an Ohio corporation.

What will happen in the transaction?, page 16

9. Please disclose the amount of liabilities assumed by Galleria Co.

10. Please disclose the amount of money Galleria will distribute to P&G.

11. Please disclose the amount of indebtedness to be incurred under the credit facilities.

12. In this section, and throughout the prospectus where you discuss the conversion of the Class B Common Stock owned by JAB Cosmetics, please disclose that JAB will be the largest stockholder of the combined company overall, owning approximately 35% of the fully diluted shares of Coty common stock at the completion of the Transactions.

Opinions of Coty's Financial Advisors, page 35

13. Please disclose the advisory fees, including the amounts contingent on the transaction.

Risk Factors
General

14. Please consider adding a risk factor that alerts P&G shareholders who may participate in the exchange that the financial advisors have issued opinions pertaining to the fairness of the Transactions and exchange ratio with regard to Coty shareholders and not to P&G shareholders.

15. Please consider adding a risk factor that addresses the presence of a significant minority shareholder after the Transactions are completed.

Failure to complete the Transactions could materially and adversely impact the market price of Coty common stock as well as Coty's business, liquidity, financial condition and results of operations, page 56

16. Please quantify, to the best of your ability, the "substantial costs related to the Transactions" referenced in this section.

Coty expects to incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of Coty following the completion of the Transactions, page 59

17. Similarly, please revise your cost estimates, to the best of your ability, to reflect your most recent estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations of P&G Beauty Brands, page 114

Results of Operations, page 118

18. Please quantify and discuss the results of the Divested Brands, that were sold during the year ended June 30, 2015 but are included in the historical results of P&G Beauty Brands, during each period presented.

19. Please quantify and discuss the results of the Excluded Brands, that will not be transferred to Coty but are included in the historical results of P&G Beauty Brands, during each period presented. Please also disclose why these brands have been excluded from the transaction with Coty.

20. Please more fully explain the factors, other than declines due to the Divested Brands, that negatively impacted sales volumes during each period presented.

21. Please more fully explain the specific facts and circumstances that substantially increased the effective tax rate during the year ended June 30, 2015.

Historical Per Share, Market Price and Dividend Data, page 130

22. When the terms of the Recapitalization are determined, please tell us if you intend to comply with the historical and pro forma equivalent per share disclosure requirements for Galleria included in Item 3(f) of Form S-4.

Selected Historical and Pro Forma Financial Data, page 133
Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 137

23. Please provide us the analysis you performed that resulted in your conclusion that Coty is the accounting acquirer, including your consideration of each factor outlined in ASC 805-10-55-12.

24. In order for investors to better understand and assess the financial condition and results of operations of P&G Beauty Brands prior to the merger with Coty, please revise the format of the pro forma financial statements to separately present the impact of pro forma adjustments related to P&G Beauty Brands that will occur before the merger and the impact of pro forma adjustments directly related to the merger transaction. This could be accomplished by providing additional adjustment columns and subtotal columns in each pro forma financial statement that reflect P&G Beauty Brands prior to the merger followed by the pro forma adjustments directly related to the merger to arrive at the pro forma totals. In this regard, it appears the pro forma adjustments that will occur prior to the merger include: reclassifications, adjustments related to the Divested Brands, adjustments related to the Excluded Brands, adjustments related to non-transferred assets and liabilities, and adjustments related to the Recapitalization.

25. As discussed on pages 17 and 211, you will enter into multiple agreements with P&G in connection with the separation and distribution. These agreements include transition services, tax matters, technology licenses, trademark licenses and certain other matters. Please tell us what consideration you gave to reflecting the impact of these agreements in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

26. Please quantify the estimated costs to be incurred subsequent to the merger that are not included in the pro forma financial statements.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 139

27. Please breakout the shareholder's equity section into its separate components on the face of the pro forma balance sheet, so that investors can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Note 3 – Pro Forma Adjustments, page 145

28. In regard to adjustment (a), please clearly disclose how you determined revenues and costs related to the Excluded Brands and Divested Brands during each period. Please also address why the costs for the Excluded Brands and Divested Brands are significantly higher, as a percentage of the related revenues, compared to the costs for P&G Beauty Brands as a percentage of revenues.

29. In regard to adjustment (e), please disclose how you estimated the fair values of finite-lived intangible assets and indefinite-lived intangible assets. Please also revise adjustment (m) to disclose how determined the estimated useful lives.

30. In regard to adjustments (g), (p) and (q), please disclose how you determined the blended tax rate you used and explain to us how you determined the rate is factually supportable. We note Article 11 of Regulation S-X indicates the statutory tax rate should be used.

31. In regard to adjustment (h), we note no long term debt is included in P&G Beauty Brand's historical financial statements. Please more clearly and accurately present this adjustment to include the debt to be incurred by Galleria and the use of the proceeds, which we assume will be essentially accounted for as a dividend to P&G.

32. In regard to adjustment (i), please clearly disclose how you estimated the amounts related to the pension and other post-employment benefits.

33. In regard to adjustment (l), please explain how you determined the amount for the year ended June 30, 2015. Based on the current disclosures and the amount for the period ended December 31, 2015, it is not clear to us how the annual amount was determined.

34. In regard to adjustment (n), please disclose the amount of internal costs being eliminated and explain how you determined their elimination is factually supportable.

35. In regard to adjustment (q), please disclose the specific nature of the costs, explain how you determined each amount, and explain how you determined they are factually supportable.

Background of the Transactions, page 157

36. Please provide a discussion relating to the negotiation of the material terms of the transaction agreements. Please explain how the parties arrived at the exchange ratio, the upper limit in the number of Coty shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

37. In the last paragraph on this page, where you discuss competing bids received by the Board, please disclose the consideration given to the other bids and how the Board determined the Reverse Morris Trust proposal by Coty was superior.

38. Please include disclosure regarding the excluded brands, including: when Coty was informed that the brands would be excluded; what consideration was given to adjusting the purchase price; and how the Board determined an updated fairness opinion was not necessary.

39. Please supplement your disclosure on page 157 by describing what a "Reverse Morris Trust transaction" is, and elaborate on the reasons for such a structure. We note the disclosures about tax efficiencies and need for less leverage.

Opinions of Coty's Financial Advisors, page 163
Opinion of Barclays, page 174

40. Please disclose why in preparing their opinions, the advisors assumed that all relevant licenses of P&G Beauty Brands, including the Excluded Brands, would transfer with Galleria Company to Coty.

Summary of Financial Analysis, page 165

41. We note that the financial advisors relied upon certain financial forecasts, estimates and projections provided by the management. Please ensure that you have disclosed all projections in the filing.

P&G's Reasons for the Transactions, page 183

42. With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Consents and Delayed Transfers, page 189

43. Please disclose whether all third-party consents and approvals have been obtained in order to effectuate all aspects of this transaction. If all necessary approvals have not been obtained, disclose the consequence to the company going forward.

The Transactional Agreement
Representations and Warranties, page 191

44. We note your cautionary statement concerning the representations and warranties in the Transactional Agreement. Please note that disclosure regarding an agreement's representations or covenants in a prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements, please revise them to clarify that you will provide additional disclosure in your public reports to the extent that you

are, or become, aware of the existence of material facts that might contradict the representations and warranties contained in the Agreement.

Debt Financing, page 214

45. Please file the commitment letters as exhibits to the registration statement.

Description of Coty Capital Stock, page 222

46. We note the statement in the second paragraph that disclosure is "qualified in its entirety by … the applicable provisions of Delaware law." Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

P&G Beauty Brands – Combined Financial Statements

Combined Interim Balance Sheets, page F-3

47. It appears to us that the planned Recapitalization will result in a material reduction to the historical equity. Therefore, it appears the debt to be incurred prior to the merger and the use of the proceeds to essentially fund a dividend to P&G should be reflected on a pro forma basis alongside the most recent historical balance sheet. Refer to SAB Topic 1:B:3.

3. Related-Party Transactions, page F-6
4. Related-Party Transactions, page F-21

48. Please revise your disclosures to:
- Clarify how global business unit (GBU) direct spending for businesses not classified as a separate GBU are allocated and, if accurate, indicate management believes the allocation method is reasonable;
- Clarify, if accurate, management believes all corporate allocation methods, including those based on utilization, are reasonable; and
- Quantify the amount of expenses that would have been incurred on a stand-alone basis during each period presented or state it is not practicable to do so.
Refer to SAB Topic 1:B.1.

10. Segment Information, page F-10
12. Segment Information, page F-30

49. Please demonstrate to us how you determined it is appropriate to aggregate the Retail Hair and Cosmetics operating segments into one reportable segment based on the

provisions of ASC 280-10-50-11. Please supplementally provide us the net sales and earnings (loss) before income taxes for each operating segment for each period presented.

12. Subsequent Events, page F-10
13. Subsequent Events, page F-31

50. You indicate that you have evaluated subsequent events for potential recognition and disclosure through April 20, 2016. Please revise this disclosure to also state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

51. If applicable, please disclose any remaining carrying value of the intangible assets that were impaired during the period ended March 31, 2016.

3. Significant Accounting Policies, Revenue Recognition, page F-18

52. Please quantify the amount of trade promotions recorded during each period presented.

9. Postretirement Benefits, page F-26

53. Based on the pro forma financial statements, it appears you will assume a portion of the multi-employer plan's benefit obligation. Please disclose the benefit obligation and plan assets to be assumed.

10. Income Taxes, page F-27

54. Please more fully disclose and discuss the facts and circumstances related to changes in the unrecognized tax benefit that negatively impacted the effective tax rate during the year ended June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction